October 24, 2005

Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Fauquier Bankshares, Inc.
Eric P. Graap
10 Courthouse Square
Warrenton, Virginia 20186

		Re:	Fauquier Bankshares, Inc.
			Form 10-K for the Year Ended December 31, 2004
       			File 000-25805

Dear Mr.Graap:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.



      Sincerely,



      Joseph Foti
      Senior Assistant Chief Accountant


??

??

??

??